Points International Announces Results of Annual General Meeting

TORONTO, Canada, May 25, 2020 -- Points International Ltd. (TSX: PTS) (Nasdaq: PCOM) ("Points" or the "Company"), the global leader in powering loyalty commerce, announced today that all resolutions put to the annual general meeting of shareholders held on May 22, 2020 were passed, including the reappointment of the Company's directors.

The following votes were received with respect to each director nominee:

	Number of Shares For	Number of Shares Withheld

David Adams	6,419,973	148,782
Christopher Barnard	6,313,108	255,647
Michael Beckerman	6,313,577	255,178
Bruce Croxon	6,313,577	255,178
Robert MacLean	6,313,093	255,662
Jane Skoblo	6,498,328	70,427
John Thompson	6,189,186	379,569
Leontine van Leeuwen-Atkins	6,495,333	73,422

In addition, shareholders voted in favor of the reappointment of KPMG LLP as the auditors of the Company. The following votes were received with respect to the resolution:

	Number of Shares For	Number of Shares Withheld

Appointment of Auditors	8,588,893	217,835

About Points International Ltd.

Points, (TSX: PTS) (Nasdaq: PCOM), provides loyalty e-commerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. Currently, the Company has a growing network of nearly 60 global loyalty programs integrated into its unique Loyalty Commerce Platform. Points offers three core private or co-branded services: its Loyalty Currency Retailing service sells loyalty points and miles directly to consumers; its Platform Partners service, which offers earn and redemption opportunities via third-party or loyalty channels; and its Points Travel service helps loyalty programs increase revenue from hotel and car rental bookings while offering members more opportunities to earn and redeem loyalty rewards more broadly. Points is headquartered in Toronto, with offices in San Francisco, London, Singapore, and Dubai.

For more information, visit company.points.com.

Investor Relations Contact:

Sean Mansouri, CFA or Cody Slach

Gateway Investor Relations

1-949-574-3860

IR@points.com